Keefe, Bruyette & Woods

August 7, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Delanco Bancorp, Inc.

Registration Statement on Form S-1

Request for Acceleration of Effectiveness

File No. 333-189244

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Delanco Bancorp, Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective Friday, August 9, 2013, at 3:00 p.m., Eastern time, or as soon thereafter as practicable.

Very truly yours,

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Robin Suskind
Name: Robin Suskind
Title: Managing Director

cc:	Jessica Livingston, Securities and Exchange Commission